Monteagle Funds

2506 Winford Avenue

Nashville, TN 37211

August 15, 2019

Ms. Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re:

Monteagle Funds (the “Trust”)

File No. 333-232951; 811-08529

Regarding the merger of the Monteagle Value Fund into the Monteagle Select Value Fund

Dear Ms. Dubey:

The Trust respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14/A on August 8, 2019 on behalf of the Monteagle Value Fund and the Monteagle Select Value Fund be accelerated to be declared effective on August 16, 2019, or as soon as practicable.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Arbor Court Capital, LLC, the Trust’s principal underwriter, requesting that effectiveness of the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14/A on August 8, 2019 on behalf of the Monteagle Value Fund and the Monteagle Select Value Fund be accelerated to be declared effective on August 16, 2019, or as soon as practicable.

If you have any questions regarding this request, please do not hesitate to contact Charles R. Ropka, Esq. at (856) 374-1744.

Sincerely,

/s/ Paul Ordonio

Paul Ordonio

President, Monteagle Funds

Attachment

Arbor Court Capital, LLC

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

August 15, 2019

Ms. Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re:

Monteagle Funds (the “Trust”)

File No. 333-232951; 811-08529

Regarding the merger of the Monteagle Value Fund into the Monteagle Select Value Fund

Dear Ms. Dubey:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14/A on August 8, 2019 on behalf of the Monteagle Value Fund and the Monteagle Select Value Fund be accelerated to be declared effective on August 16, 2019 or as soon as practicable.

Sincerely,

/s/ Gregory Getts

Gregory Getts

President, Arbor Court Capital, LLC